

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2018

Nicholas K. Akins
Chief Executive Officer
Indiana Michigan Power Company
1 Riverside Plaza
Columbus, Ohio 4315

> **Re: Indiana Michigan Power Company**
> **Registration Statement on Form S-3**
> **Filed May 22, 2018**
> **File No. 333-225103**

Dear Mr. Akins:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

                                          Sincerely,

                                          /s/ Lisa M. Kohl for

                                          Mara Ransom
                                          Assistant Director
                                          Office of Consumer Products